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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

PRESIDION CORPORATION, f/k/a MEDIABUS NET WORKS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0000303 PER SHARE

(Title of Class of Securities)

58446 W 10 9

(Cusip Number)

February 11, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 58446 W 10 9

1.	Name of Reporting Person: Amfinity Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0- shares of Common Stock

		6.	Shared Voting Power: 5,915,549 shares of Common Stock

		7.	Sole Dispositive Power: -0- shares of Common Stock

		8.	Shared Dispositive Power: 5,915,549 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,915,549 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: OO (Limited Liability Company)

13G
CUSIP No. 58446 W 10 9

1.	Name of Reporting Person: Kenneth Hendricks		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0- shares of Common Stock

		6.	Shared Voting Power: 5,915,549 shares of Common Stock

		7.	Sole Dispositive Power: -0- shares of Common Stock

		8.	Shared Dispositive Power: 5,915,549 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,915,549 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: IN

13G
CUSIP No. 58446 W 10 9

1.	Name of Reporting Person: Diane Hendricks		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0- shares of Common Stock

		6.	Shared Voting Power: 5,915,549 shares of Common Stock

		7.	Sole Dispositive Power: -0- shares of Common Stock

		8.	Shared Dispositive Power: 5,915,549 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,915,549 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: IN

ITEM 1(a)	NAME OF ISSUER

Presidion Corporation, f/k/a MediaBus Networks, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2900 Delk Road, Suite 700, PMB 113, Marietta, GA 30067.

ITEM 2(a)	NAME OF PERSON FILING

Pursuant to Rules 13d-1(c) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13G Statement on behalf of Amfinity Capital, L.L.C., a Delaware limited liability company (“Amcap”), Kenneth Hendricks, and Diane Hendricks. Amcap, Kenneth Hendricks, and Diane Hendricks are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k)(1) under the Act; neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” within the meaning of Section 13(d)(3) of the Act exists.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address of Amcap is 2215 S. York Road, Suite 400, Oak Brook, IL 60521 and the address of the Hendricks is One ABC Parkway, Beloit, WI 53511.

ITEM 2(c)	CITIZENSHIP

Amcap is a Delaware limited liability company. Kenneth Hendricks and Diane Hendricks are U.S. citizens.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.0000303 per share (the “Stock”)

ITEM 2(e)	CUSIP NUMBER

58446 W 10 9

ITEM 3.	This statement is filed pursuant to Rule 13d-1(c). None of the Reporting Persons is an entity of the type listed in Items 3(a) through 3(j) of Form 13G.

ITEM 4.	OWNERSHIP

(a) Amcap beneficially owns 5,915,549 shares of Stock. Kenneth Hendricks and Diane Hendricks control Amcap and, pursuant to Rule 13d-3, may be deemed to each be the beneficial owner of said 5,915,549 shares of Stock.

(b) Amcap and the Hendricks are the beneficial owners of 6.1% of the Stock calculated based on 96,857,120 shares outstanding as reported in the Company’s Form 8-K dated February 27, 2003.

(c) Amcap has the shared power to vote and dispose of 5,915,549 shares of Stock. As the controlling persons of Amcap, the Hendricks have shared power to vote and dispose of said 5,915,549 shares of Stock.

ITEM 5.	N/A

ITEM 6.	N/A

ITEM 7.	N/A

ITEM 8.	This Schedule 13G Statement is being jointly filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1). The agreement required by Rule 13d-1(k)(1) is attached hereto as Exhibit A.

ITEM 9.	N/A

ITEM 10.	CERTIFICATION

          By signing below each party certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the best of their knowledge and belief, each of the parties set forth below certifies that the information set forth in this statement is true, complete and correct.

Dated:	May 14	, 2003

Amfinity Capital, L.L.C.

			By:	/s/ Diane Hendricks

Diane Hendricks

As Its Manager

Kenneth Hendricks (an individual)

			By:	/s/ Kenneth Hendricks

Kenneth Hendricks

Diane Hendricks (an individual)

			By:	/s/ Diane Hendricks

Diane Hendricks

EXHIBIT A

AGREEMENT TO FILE SCHEDULE 13G JOINTLY

     Pursuant to the requirements of Rule 13d-1(k)(1)(iii), the undersigned hereby agree that whenever one or more of them is required to file a statement containing the information required by Schedule 13G (or an amendment thereto) relating to shares of Presidion Corporation, f/k/a MediaBus Networks, Inc., which Schedule 13G relates as to each of them to the same securities, they agree that only one such statement shall be filed on behalf of all such persons containing the required information with regard to each such person.

     Dated this     14th    day of          May           , 2003.

Amfinity Capital, L.L.C.

May 14, 2003	By:	/s/ Diane Hendricks
Date		Diane Hendricks
As Its Manager

Kenneth Hendricks (an individual)

May 14, 2003	By:	/s/ Kenneth Hendricks

Date		Kenneth Hendricks

Diane Hendricks (an individual)

May 14, 2003	By:	/s/ Diane Hendricks

Date		Diane Hendricks